

April 30, 2013

Via E-mail
Ms. Kimberly Ross
Executive Vice President and Chief Financial Officer
Avon Products, Inc.
777 Third Avenue
New York, NY 10017-1307

      Re: Avon Products, Inc.
             Form 10-K/A
             Filed March 5, 2013
             File No. 1-4881

Dear Ms. Ross:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Management's Discussion and Analysis, page 22

1.   We note the disclosures that you have provided for the 2005 and 2009 Restructuring Programs, including the anticipated annualized savings, your statements on page F-43 that you have substantially realized the anticipated cost savings associated with the 2005 Restructuring Program and that you are on track to achieving your anticipated cost savings associated with your 2009 Restructuring Programs. However, it is unclear from the discussion and analysis of your operating results for all three fiscal years how your operations benefited from these restructuring efforts. In future filings, please provide investors with a clear understanding as to how your operating results benefited and realized the anticipated cost savings from your 2005 Restructuring Program, 2009 Restructuring Program, and the additional plan from 2012. Once your operating results

begin to benefit from your newest restructuring plan, the $400M Cost Savings Initiative, please ensure that your discussion and analysis of those future periods also clearly communicates to investors how your operations have benefited from the restructuring activities. Please refer to SAB Topic 5:P.4 for guidance.

Critical Accounting Estimates, page 24
Taxes, page 26

2. We note that you have recognized $356 million of foreign tax credit carryforwards that expire between 2018 and 2022, which is your largest net deferred tax asset with an expiration date. In future filings, please provide investors with a more comprehensive discussion about the specific positive and negative factors you considered when determining that the foreign tax credit carryforwards deferred tax asset is realizable as of December 31, 2012. This disclosure should include your history of US domestic source income for the past five fiscal years, the amount of US net operating losses remaining to be utilized, and a discussion of your foreign source income including the material risks associated with being able to recognize the foreign source income. Please also disclose the amount of domestic source income and foreign source income that you need to generate to realize this deferred tax asset. Please provide us with the disclosures you intend to include in your next periodic report (i.e., your first quarter of fiscal year 2013 Form 10-Q). As part of your response, please provide us with a schedule that demonstrates the anticipated utilization of the US foreign tax credit carryforwards deferred tax asset as of December 31, 2012. For each year, the schedule should separately present each type of foreign source income net of apportioned expense (i.e., export sales, royalty income, Subpart F income, dividends, etc.) and the recharacterization of any domestic source income into foreign source income. For each year, the schedule should also include the assumed tax rate, the amount of taxable income, the amount of US foreign tax credit carryforwards that will be realized, and the amount and dates the US foreign tax credit carryforwards expire.

Results of Continuing Operations – Consolidated, page 29

3. In comment 7 in our letter dated April 13, 2012, we requested that you please quantify period over period changes for labor and commodity costs, including oil, silver and cotton, as well as any other material raw materials or inputs. In your letter dated May 15, 2012, you agreed to provide investors with the additional analysis at the consolidated and segment levels. In your fiscal year 2012 Form 10-K, we note that you attributed the decline in your consolidated gross margin from 63.3% to 61.1%, a decline of 3.5%, in part to "higher supply chain costs, primarily caused by increased product costs which were partially due to inflationary pressures." It is unclear how this disclosure addresses the concerns raised during our prior review, which you agreed to address in your May 15, 2012 letter. Considering the significance of cost of sales to your operating results, it is unclear why you are not providing investors with a more comprehensive understanding of the material components of this line item and the material factors impacting each of your

material components, including quantifying the extent that each material factor has impacted cost of sales. The relationship between revenues and cost of sales should be expanded to also provide investors with an understanding of what the change in your product mix was and the corresponding impact to gross margin. Further, your gross margin disclosures should be expanded to quantify the extent to which the change in your material product lines impacted gross margins, to provide investors with an understanding of the factors that contributed to the changes in pricing, and to discuss the extent to which the changes in pricing impacted gross margin. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance. Please also address this comment to your segment reporting discussion and analysis.

4. We note that you recognized a $209 million impairment charge for the Silpada reporting unit's intangible assets during the fourth quarter of fiscal year 2012. The impairment charges impacted net loss for the fourth quarter of fiscal year 2012 by 129.7%, fiscal year 2012 operating income by 66.4%, fiscal year 2012 net loss by 547.1%, and total Avon shareholders' equity as of December 31, 2012 by 17.2%. While we note your statement that revenue in the North America Silpada business declined 19% during fiscal year 2012 as compared to a 7% decline for the nine-months ended September 30, 2012, it is unclear how you determined the following statement sufficiently explains to investors the specific facts and circumstances that led to the material impairment charges: "This was primary the result of weaker than expected performance in the fourth quarter of 2012, largely due to lower Representative counts and activity rates, and as a result we lowered our revenue and earnings projections for Silpada. The decline in the fair values of the Silpada reporting unit, the trademark, and the customer relationships was driven by the reduction in the forecasted growth rates and cash flows used to estimate fair value." In your first quarter of fiscal year 2013 Form 10-Q, please include additional disclosure to provide investors with sufficient information that clearly explains the material factors that led to the recognition of the impairment charges along with the future implications to your business and cash flows.

Please ensure the disclosures include the following:
- Disclose if the business has been generating positive cash flows historically, when cash flows began to decline, when the business began generating negative cash flows, and when the business is expected to begin generating positive cash flows, if at all.
- Disclose the specific adverse business, competitive and economic factors that led to the significant decline in the reporting unit's fair value and an explanation as to why you determined that you would not be able to overcome those adverse factors. For the economic factors (i.e., lower Representative counts and activity rates), please identify the specific market(s) and/or geographic region(s) in which the volume declines and/or pricing declines occurred, the extent to which the decline was below your expectations from the fiscal year 2011 estimates, and the specific reasons for the decline in demand and/or pricing pressures. If

competitive factors were a material factor, please ensure you clearly explain the extent and causes for the competitive pressures (i.e., market size has declined, market share has not grown as expected, market share has declined, etc.).

- Disclose the assumptions materially impacted by the qualitative factors, including the value of the assumptions for the fiscal year 2011 impairment test as compared to the revised value of the assumptions for the fiscal year 2012 impairment test.
- Link the revisions to the assumptions used to estimate fair value with the reporting unit's actual operating results for fiscal year 2012.
- Disclose the specific facts and circumstances that would lead to a further reduction in the assumptions used to estimate the fair value of the reporting unit and potentially result in an additional material impairment charge.

Please refer to Item 303 of Regulation S-K, SAB Topic 5:P.4, and Sections 216, 501.02 and 501.12.b.3, 501.12.b.4, and 501.14 of the Financial Reporting Codification for guidance regarding forewarning disclosures and disclosures regarding material impairment charges. Please provide us with a draft of the disclosures you intend to include in your next Form 10-Q and subsequent filings.

5. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to pension and postretirement amortization and adjustments stemming from the actuarial losses for your US and non-US pension plans and foreign currency translation adjustments. In future filings, please provide a comprehensive discussion and analysis of the adjustments impacting total comprehensive income for each period presented. For pension and postretirement expenses recognized as other comprehensive income, please include a discussion and analysis of the changes in the material assumptions impacting the expense (e.g., discount rate and estimated long-term return on plan assets) to explain to investors how the changes led to the amount recognized.

Index to Consolidated Financial Statements and Schedule, page F-1

6. We note your disclosures on pages 11 and 42 regarding contractual and/or legal restrictions that may limit your ability to obtain cash from your subsidiaries, including the currency restrictions enacted by the Venezuelan government that have limited your ability to repatriate dividends and royalties from the Venezuelan operations. Please tell us how you considered the requirements under Article 5-04 of Regulation S-X to provide condensed parent only financial statements. Please explain any restrictions on distributions of dividends and assets and how you considered these restrictions in your analysis.

NOTE 7. Income Taxes, page F-21

7. We note that you recognized a deferred income tax liability of $224.8 million for the US income taxes on the undistributed earnings of subsidiaries outside the US, which you note is approximately $2.5 billion. Please tell us how you determined the amount of the

liability. In this regard, 35% of $2.5 billion is $875 million. If you are netting the liability with the foreign taxes paid on the unremitted earnings, please tell us how you determined it is appropriate to net the deferred income tax liability with the deferred income tax asset, including the specific reference to the authoritative literature that supports your accounting.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Tracey Smith at (202) 551-3736, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief